SILVER HILL MINES, INC.

2802 South Man O’War

Veradale, WA 99037

October 13, 2010

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:

Silver Hill Mines, Inc.

Form 10-K for the fiscal year ending December 31, 2009

Filed April 6, 2010

File No. 000-53236

SEC Staff:

In connection with your response to the SEC comment letter regarding the Company’s 10-K Annual Report and the Company’s responses,  I represent the following as requested by SEC Staff:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

the Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steve Bergstrom

Steve Bergstrom

President